EXHIBIT 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised .

	Three Months Ended
	March 31
	2007	2006
Net earnings applicable to common shareholders – basic	$511,667	$563,263

Add: Dividend to preferred shareholders	—	96,410

Less: Change in fair value of warrants	—	(434,521)

Net earnings – diluted	511,667	$225,152

Weighted average common shares outstanding — basic	19,306,797	15,001,832

Common share equivalents relating to: stock options, warrants and preferred stock
Preferred stock	—	3,910,000
Stock options	672,625	27,365
Warrants	239,725	727,744
Restricted stock	32,963	—

Weighted average common shares outstanding	20,252,110	19,666,941

Net Earnings Per Share:
Basic	$0.03	$0.04
Diluted	$0.03	$0.01

Anti-dilutive options, warrants and preferred stock not included in the diluted earnings per share computations	520,000	824,798